## SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and members of SEA VII Management VII, LLC are set forth below. The principal business address of each of the executive officers and members is 140 New Montgomery Street, 20th Floor, San Francisco, CA 94105

| Name | Present Principal Occupation or Employment | Citizenship |
|---|---|---|
| Victor E. Parker, Jr. | President, Member | USA |
| Christopher T. Mitchell | Vice President, Member | USA |
| Benjamin C. Spero | Vice President, Member | USA |
| Brian M. Regan | Chief Financial Officer, Treasurer, Assistant Secretary | USA |
| Carolina Alvarez Picazo | Chief Administrative Officer, Chief Compliance Officer, Vice President of Tax, Secretary | USA |
| Brion B. Applegate | Member | USA |
| Ronan Cunningham | Member | USA |
| Stephen M. LeSieur | Member | USA |
| Brian Regan | Member | USA |
| Michael W. Farrell | Member | USA |